EXECUTION VERSION

FOURTH AMENDING AGREEMENT dated as of September 30, 2020.

BETWEEN:	IAMGOLD CORPORATION (as "Borrower")

AND:

NATIONAL BANK OF CANADA
DEUTSCHE BANK AG, CANADA BRANCH
CITIBANK, N.A., CANADIAN BRANCH
MORGAN STANLEY SENIOR FUNDING, INC.
ROYAL BANK OF CANADA
THE TORONTO-DOMINION BANK
BNP PARIBAS
CANADIAN IMPERIAL BANK OF COMMERCE
INVESTISSEMENT QUÉBEC
THE BANK OF NOVA SCOTIA
EXPORT DEVELOPMENT CANADA

(each as "Lender")

AND:	NATIONAL BANK OF CANADA (acting as Agent for the Lenders)

Recitals

a) An amended and restated credit agreement dated as of December 14, 2017 (as amended by a first amending agreement dated as of November 15, 2018, a second amending agreement dated as of February 25, 2020, a third amending agreement dated as of September 4, 2020, and as amended, restated or modified from time to time prior to the date hereof, the "Credit Agreement") has been entered into among the Agent, the Borrower and the Lenders named therein.

b) Pursuant to the second amending agreement dated as of February 25, 2020, the Maturity Date applicable to the Commitments of all Lenders, other than Morgan Stanley Senior Funding, Inc. ("Morgan Stanley"), was extended to January 31, 2024 (the Maturity Date of the Commitment of Morgan Stanley in an amount of [REDACTED] was not extended and therefore remains January 31, 2023).

c) Pursuant to an assignment and assumption agreement (the "Assignment and Assumption Agreement") dated as of September 29, 2020 entered into between Morgan Stanley, The Bank of Nova Scotia, the Agent and the Borrower, Morgan Stanley assigned a portion of its Commitment in an amount of [REDACTED] to The Bank of Nova Scotia. The effective date of assignment and assumption agreement is September 30, 2020.

d) The Bank of Nova Scotia has agreed to extend its [REDACTED] Commitment to January 31, 2024.

e) The Borrower and the Lenders wish to amend the Credit Agreement in order to, among other things, extend the Maturity Date applicable to the [REDACTED] Commitment of The Bank of Nova Scotia until January 31, 2024 and update Schedule A of the Credit Agreement to give effect to such extension.

Now, therefore, the parties agree as follows:

1. Interpretation

1.1 Capitalized terms used herein and defined in the Credit Agreement have the meanings ascribed to them in the Credit Agreement unless otherwise defined herein.

1.2 Any reference to the Credit Agreement in any Loan Document (including any Security Document) refers to the Credit Agreement as amended hereby.

2. Extension of the Maturity Date

The Maturity Date applicable to the [REDACTED] Commitment of The Bank of Nova Scotia is hereby extended to January 31, 2024.

3. Amendment to the Credit Agreement

Schedule "A" of the Credit Agreement is deleted and replaced by Schedule "A" hereto.

4. Conditions to Effectiveness

This Agreement will become effective on the date (the "Effective Date") the Agent has confirmed to the Borrower and the Lenders signatory to this Agreement that it has received each of the following documents:

(a) duly executed copies of this Agreement;

(b) the payment of all fees payable to the Agent, the Lenders or any of them on or before the date of this Agreement, and the reimbursement of all expenses incurred including legal fees; and

(c) the Agent shall have received such other documents as the Lenders may reasonably require.

5. Confirmation

The Borrower and each of the other Obligors, by their acknowledgement of the terms of this Agreement, further confirm and acknowledge that their respective obligations under the Security Documents to which they are a party remain in full force and effect and that this Agreement does not reduce such obligations.

6. Representations

The Borrower represents and warrants that (i) no Default is in existence as at the date hereof, and (ii) this Agreement and the amendments made herein will not result in a Default. The representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

7. Expenses and Fees

The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, negotiation, execution, delivery, implementation and administration of this Agreement including, without limitation, the reasonable fees and expenses of counsel for the Agent.

8. Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or by electronic mail will be effective as delivery of a manually executed counterpart of this Agreement.

9. Governing Law

This Agreement is governed by, and construed in accordance with, the laws of the Province of Ontario and of the laws of Canada applicable therein.

(Signature pages follow)

In witness whereof the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

IAMGOLD CORPORATION, as Borrower

By:	/s/ Carol Banducci
Carol Banducci
Chief Financial Officer

NATIONAL BANK OF CANADA, as Agent

By:	/s/ Jonathan Campbell
Name:	Jonathan Campbell
Title:	Director

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

NATIONAL BANK OF CANADA, as Lender

By:	/s/ Jonathan Campbell
Name:	Jonathan Campbell
Title:	Director

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

DEUTSCHE BANK AG, CANADA BRANCH, as Lender
By:	/s/ David Gynn
Name:	David Gynn
Title:	Chief Country Officer

By:	/s/ Rupert Gomes
Name:	Rupert Gomes
Title:	Vice-President

CITIBANK, N.A., CANADIAN BRANCH, , as Lender
By:	/s/ Agha Murtaza
Name:	Agha Murtaza
Title:	Authorized Signatory

By:
Name:
Title:

MORGAN STANLEY SENIOR FUNDING, INC., as Lender
By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

By:
Name:
Title:

ROYAL BANK OF CANADA, as Lender
By:	/s/ Strati Georgopoulos
Name:	Strati Georgopoulos
Title:	Authorized Signatory

By:
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender
By:	/s/ Liza Straker
Name:	Liza Straker
Title:	Managing Director

By:	/s/ Ryan Mrozek
Name:	Ryan Mrozek
Title:	Vice President

BNP PARIBAS, as Lender
By:	/s/ William Labat-Labourdette
Name:	William Labat-Labourdette
Title:	Metals & Mining

By:	/s/ Anne-Gaëlle Roy
Name:	Anne-Gaëlle Roy
Title:	Managing Director

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:	/s/ Jens Patterson
Name:	Jens Patterson
Title:	Executive Director

By:	/s/ Kazim Mehdi
Name:	Kazim Mehdi
Title:	Executive Director

INVESTISSEMENT QUÉBEC (as successor to Ressources Québec Inc.), as Lender
By:	/s/ Iya Touré
Name:	Iya Touré
Title:	Vice-President, Quebec Resources

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender
By:	/s/ Elizabeth Daponte
Name:	Elizabeth Daponte
Title:	Managing Director

By:	/s/ Monik Vora
Name:	Monik Vora
Title:	Associate Director

EXPORT DEVELOPMENT CANADA, as Lender
By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Financing Manager

By:	/s/ Sanda Mikulic
Name:	Sanda Mikulic
Title:	Senior Associate

We, the undersigned, as Obligors under the Credit Agreement, hereby agree with the terms of this Agreement:

ROSEBEL GOLD MINES N.V.

By:	/s/ Carol Banducci
Name: Carol Banducci
Title: Chief Financial Officer

IAMGOLD ESSAKANE S.A.

By:	/s/ Oumar Toguyeni
Name: Oumar Toguyeni
Title: Chairman of the Board

AGEM LIMITED

By:	/s/ James Collie
Name: James Collie
Title: Director

SCHEDULE "A"

Lender's Applicable Percentage

REDACTED